Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 11, 2009 relating to the consolidated financial statements of NMT Medical, Inc. (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109,” as of January 1, 2007) and the effectiveness of the Company’s internal control over financial reporting appearing in the Annual Report on Form 10-K of NMT Medical, Inc. for the year ended December 31, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

February 15, 2010